UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

                             SS&C Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    85227Q100

                                 (CUSIP Number)

                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

                     Check the appropriate box to designate
               the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 24)

CUSIP No.  85227Q100                    13G                        Page 2 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           GenAmerica Corporation

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |_|
                                                                    (b)  |X|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                         |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           HC, CO

CUSIP No.  85227Q100                  13G                          Page 3 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           General American Life Insurance Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |_|
                                                                  (b)  |X|
    3      SEC USE ONLY
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                              |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           HC, IC, CO

CUSIP No.  85227Q100                13G                            Page 4 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           GenAm Holding Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |_|
                                                                  (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                        |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           HC, CO

CUSIP No.  85227Q100                    13G                        Page 5 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Corporation

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|
                                                                   (b)  |X|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Missouri

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           HC, CO

CUSIP No.  85227Q100                   13G                         Page 6 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning, Inc.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |_|
                                                                   (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                                |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           HC, CO

CUSIP No.  85227Q100                     13G                       Page 7 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning & Company

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |_|
                                                              (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                            |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           BD, CO, IA

CUSIP No.  85227Q100                       13G                     Page 8 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital Limited Partnership II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                               (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           0
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                             |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%

   12      TYPE OF REPORTING PERSON
           PN

CUSIP No.  85227Q100                      13G                      Page 9 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital International Partners II

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  |_|
                                                               (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           0
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                           |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%

   12      TYPE OF REPORTING PERSON
           PN

CUSIP No.  85227Q100                   13G                        Page 10 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital Limited Partnership III

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |_|
                                                             (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           307,104
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            307,104


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           307,104

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                               |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.9%

   12      TYPE OF REPORTING PERSON
           PN

CUSIP No.  85227Q100                      13G                     Page 11 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Insurance Capital International Partners III, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |_|
                                                             (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           66,576
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            66,576

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           66,576

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                           |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .4%

   12      TYPE OF REPORTING PERSON
           PN

CUSIP No.  85227Q100                       13G                    Page 12 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Investment Partners II, L.L.C.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  |_|
                                                            (b)  |X|
    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           0
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            0

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                   |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0%

   12      TYPE OF REPORTING PERSON
           OO

CUSIP No.  85227Q100                    13G                       Page 13 of 24


    1      NAME OF REPORTING PERSONS
           IRS IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

           Conning Investment Partners Limited Partnership III

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  |_|
                                                             (b)  |X|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                              5      SOLE VOTING POWER
               NUMBER OF                             0
                 SHARES                       6      SHARED VOTING POWER
              BENEFICIALLY                           373,680
                OWNED BY                      7      SOLE DISPOSITIVE POWER
                  EACH                               0
               REPORTING                      8      SHARED DISPOSITIVE POWER
              PERSON WITH                            373,680


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           373,680

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES                                              |_|

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.3%

   12      TYPE OF REPORTING PERSON
           PN

Item 1(a). Name of Issuer:

     SS&C Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 80 Lamberton Road, Windsor, CT 06095.

Item 2(a). Name of Person Filing:

     This statement is being filed jointly by the following parties: (i) GenAmerica Corporation ("GC"), which owns all of the outstanding capital stock of General American Life Insurance Company ("GALIC"), (ii) GALIC, which owns all of the outstanding capital stock of GenAm Holding Company ("Holdings"), (iii) Holdings, which owns a majority of the outstanding voting capital stock of Conning Corporation ("Conning Corp."), (iv) Conning Corp., which owns all of the outstanding capital stock of Conning, Inc., (v) Conning, Inc., which owns all of the outstanding capital stock of Conning & Company ("Conning"), (vi) Conning, which has voting and dispositive control as (A) the general partner of the limited partnership which is the general partner of Conning Insurance Capital Limited Partnership III ("CICLP III") and Conning Insurance Capital International Partners III, L.P. ("CICIP III") and (B) the manager member of the limited liability company which is the general partner of Conning Insurance Capital Limited Partnership II ("CICLP II") and Conning Insurance Capital International Partners II ("CICIP II"), (vii) Conning Investment Partners II, L.L.C. ("Conning L.L.C."), which has voting and dispositive control as the general partner of CICLP II and CICIP II, (viii) Conning Investment Partners Limited Partnership III ("Conning Investment"), which has voting and dispositive control as the general partner of CICLP III and CICIP III, (ix) CICLP II, which formerly directly owned Common Stock, (x) CICIP II, which formerly directly owned Common Stock, (xi) CICLP III, which directly owns Common Stock and (xii) CICIP III, which directly owns Common Stock. A copy of the agreement between the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit A.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of GC, GALIC, Holdings and Conning Corp. is 700 Market Street, St. Louis, Missouri 63101. The address of the principal business office of each of Conning, Inc., Conning, Conning Investment, Conning L.L.C., CICLP II and CICLP III is CityPlace II, 185 Asylum Street, Hartford, Connecticut 06103-4105. The principal business office of CICIP II and CICIP III is Bank of Bermuda (Cayman) Limited, P.O. Box 513 GT Grand Cayman, Cayman Islands, B.W.I.

Item 2(c). Citizenship:

     GC, GALIC, Holdings and Conning Corp. are Missouri corporations. Conning, Inc. is a Delaware corporation. Conning is a Connecticut corporation. Conning Investment, CICLP II and CICLP III are limited partnerships organized under the laws of Delaware. Conning L.L.C. is a limited liability company organized under the laws of Delaware. CICIP II and CICIP III are limited partnerships organized under the laws of the Cayman Islands.

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a :

(a) o  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) o  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) o  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
       78c);
(d) o  Investment company registered under section 8 of the Investment
       Company Act of 1940 (15 U.S.C. 80a-8);
(e) o  An investment adviser in accordance withss. 240.13d-1(b)(1)(ii)(E);
(f) o An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

(g) o A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h) o A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) o A church plan that is excluded from the definition of an investment company under section  3(c)(14) of the Investment  Company
       Act of 1940 (15 U.S.C. 80a-3).

     This Schedule 13G statement is being filed pursuant to Rule 13d-2(b) as an amendment to an original Schedule 13G filed pursuant to Rule 13d-1(d). The original Schedule 13G was filed as a result of the ownership of more than 5% of the Common Stock of the Issuer prior to the initial public offering of the Issuer.

Item 4. Ownership.

                                                                          Shared        Sole Power       Shared Power
                                                         Sole Power      Power to       to Dispose        to Dispose
                                Amount       Percent     to Vote or      Vote or      or Direct the     or Direct the
                             Beneficially      of        Direct the     Direct the     Disposition       Disposition
Reporting Person                Owned         Class         Vote           Vote             of                of

 1.  GC                      373,680(1)       2.3%            0          373,680            0              373,680
 2.  GALIC                   373,680 (1)      2.3%            0          373,680            0              373,680
 3.  Holdings                373,680 (1)      2.3%            0          373,680            0              373,680
 4.  Conning Corp.           373,680 (1)      2.3%            0          373,680            0              373,680
 5.  Conning, Inc.           373,680 (1)      2.3%            0          373,680            0              373,680
 6.  Conning                 373,680 (1)      2.3%            0          373,680            0              373,680
 7. Conning Investment       373,680 (1)      2.3%            0          373,680            0              373,680
 8. CICLP III                307,104 (1)      1.9%            0          307,104            0              307,104
 9. CICIP III                 66,576 (1)       .4%            0           66,576            0               66,576
10. Conning L.L.C.                 0           0%             0              0              0                  0
11. CICLP II                       0           0%             0              0              0                  0
12. CICIP II                       0           0%             0              0              0                  0
-------------------------- --------------------------- ----------------------------- ---------------- ------------------

     (1) By virtue of the relationships described in Item 2(a), GC, GALIC, Holdings, Conning Corp. and Conning Inc. may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Conning. By virtue of the relationships described in Item 2(a), Conning may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by Conning L.L.C., Conning Investment, CICLP II, CICIP II, CICLP III and CICIP III. By virtue of the relationships described in Item 2(a), Conning, L.L.C. may be deemed to possess indirect beneficial ownership of the shares of common stock deemed beneficially held by CICLP II and CICIP II. By virtue of the relationships described in Item 2(a), Conning Investment may be deemed to possess indirect beneficial ownership of the shares of Common Stock deemed beneficially held by CICLP III and CICIP
III. The filing of this statement by GC, GALIC, Holdings, Conning Corp., Conning, Inc., Conning, Conning L.L.C. or Conning Investment shall not be construed as an admission that any of GC, GALIC, Holdings, Conning Corp., Conning, Inc., Conning, Conning L.L.C. or Conning Investment, is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

     Because of the relationships described in Item 2(a), the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Common Stock held by members of the group. The Reporting Persons disclaim membership in a group.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|. All of the Reporting Persons have ceased to beneficially own more than five percent of Common Stock.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     GC, GALIC, Holdings, Conning Corp. and Conning, Inc. are each parent holding companies in the holding company structure described in footnote (1) to the chart in Item 4 which identifies the relationship among the parties and Conning & Company, the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.

                                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000


GENAMERICA CORPORATION

By:      /s/ Robert J. Banstetter
         Robert J.  Banstetter
         Vice President, General
         Counsel and Secretary

GENERAL AMERICAN LIFE INSURANCE COMPANY

By:      /s/ Robert J. Banstetter
         Robert J.  Banstetter
         Vice President, General
         Counsel and Secretary

GENAM HOLDING COMPANY

By:      /s/ Joyce W. Hillebrand
         Joyce W.  Hillebrand
         Assistant Secretary

CONNING CORPORATION

By:      /s/ Fred M. Schpero
         Fred M. Schpero
         Senior Vice President and
         Chief Financial Officer

CONNING, INC.

By:      /s/ Fred M. Schpero
         Fred M. Schpero

         Senior Vice President, Secretary and
         Chief Financial Officer

CONNING & COMPANY

By:      /s/ Fred M. Schpero
         Fred M. Schpero

         Senior Vice President, Secretary and
         Chief Financial Officer

CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP II

By:  Conning Investment Partners II, L.L.C.,
     its General Partner

By:  Conning & Company,
     its Manager Member


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS II

 By:  Conning Investment Partners II, L.L.C.,
     its Investment General Partner

By:  Conning & Company,
     its Manager Member


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

By:  Conning Investment Partners Limited Partnership III,
     its General Partner

By:  Conning & Company,
      its General Partner


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

By:  Conning Investment Partners Limited Partnership III,
     its Investment General Partner

By:  Conning & Company,
      its General Partner


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INVESTMENT PARTNERS, L.L.C.

By:  Conning & Company,
     its Manager Member


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INVESTMENT PARTNERS LIMITED PARTNERSHIP  III

By:  Conning & Company,
     its General Partner


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

                                                   EXHIBIT INDEX

         EXHIBIT                                           PAGE NUMBER

A.   AGREEMENT BETWEEN REPORTING PERSONS                          21

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

         This will confirm the agreement by and between the undersigned that the Amendment No. 3 to Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of common stock of SS&C Technologies, Inc., a Delaware corporation, is being filed on behalf of each of the parties named below.

         This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Date:  February 10, 2000


GENAMERICA CORPORATION

By:      /s/ Robert J. Banstetter
         Robert J.  Banstetter
         Vice President, General
         Counsel and Secretary

GENERAL AMERICAN LIFE INSURANCE COMPANY

By:      /s/ Robert J. Banstetter
         Robert J.  Banstetter
         Vice President, General
         Counsel and Secretary

GENAM HOLDING COMPANY

By:      /s/ Joyce W. Hillebrand
         Joyce W.  Hillebrand
         Assistant Secretary

CONNING CORPORATION

By:      /s/ Fred M. Schpero
         Fred M. Schpero
         Senior Vice President
         and Chief Financial Officer

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

                                   (Continued)

CONNING, INC.

By:      /s/ Fred M. Schpero
         Fred M. Schpero

         Senior Vice President, Secretary
         and Chief Financial Officer

CONNING & COMPANY

By:      /s/ Fred M. Schpero
         Fred M. Schpero

         Senior Vice President, Secretary
         and Chief Financial Officer

CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP II

By:  Conning Investment Partners II, L.L.C.,
     its General Partner

By:  Conning & Company,
     its Manager Member


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS II

 By:  Conning Investment Partners II, L.L.C.,
     its Investment General Partner

By:  Conning & Company,
     its Manager Member


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

                                   (Continued)

CONNING INSURANCE CAPITAL LIMITED PARTNERSHIP III

By:  Conning Investment Partners Limited Partnership III,
     its General Partner

By:  Conning & Company,
      its General Partner


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INSURANCE CAPITAL INTERNATIONAL PARTNERS III, L.P.

By:  Conning Investment Partners Limited Partnership III,
     its Investment General Partner

By:  Conning & Company,
      its General Partner


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

CONNING INVESTMENT PARTNERS, L.L.C.

By:  Conning & Company,
     its Manager Member


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President

                                    EXHIBIT A

                       AGREEMENT BETWEEN REPORTING PERSONS

                                   (Continued)

CONNING INVESTMENT PARTNERS LIMITED PARTNERSHIP  III

By:  Conning & Company,
     its General Partner


By:      /s/ John B. Clinton
         John B. Clinton
         Executive Vice President